Exhibit 23

LETTER AGREEMENT

October 26, 2020

2019B Cayman Limited

27 Hospital Road, George Town
Grand Cayman KY1-9008
Cayman Islands

Ladies and Gentlemen:

This letter agreement (this “Letter Agreement”) sets forth the agreement by and among PW Medtech Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“PWM”), and 2019B Cayman Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“2019B Cayman,” and together with PWM, each a “Party” and collectively, the “Parties”) in relation to the Take Private Transaction (as defined below). It is contemplated that, (a) pursuant to that certain consortium agreement, dated as of September 18, 2019, by and among PWM and other parties thereto (as amended by amendment no. 1 thereto dated as of January 23, 2020 and by a letter agreement dated as of September 16, 2020, and as further amended, restated or modified from time to time, the “Consortium Agreement”), parties to the Consortium Agreement (including other parties that subsequently join thereto from time to time but excluding those that withdraw therefrom from time to time, the “Consortium”) have submitted a preliminary non-binding proposal, dated as of September 18, 2019, to acquire all of the Ordinary Shares that are not already beneficially owned by members of the Consortium and their respective affiliates (the “Take Private Transaction”); (b) 2019B Cayman is an Affiliate of that certain member of the Consortium as of the date hereof and it intends to join the Consortium and become a party to the Consortium Agreement after the date hereof; (c) CBPO Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), CBPO Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and the Issuer are negotiating and may enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a direct wholly-owned subsidiary of Parent; (d) concurrently with the execution and delivery of the Merger Agreement, 2019B Cayman and/or one of more of its Affiliates (collectively, “CITIC”) will provide one or more limited guarantees (collectively, the “Limited Guarantees”) to the Issuer guaranteeing the payment of a portion of the termination fee and certain other amounts payable to the Issuer by Parent pursuant to the terms of the Merger Agreement (such termination fee and other amounts payable by Parent to the Issuer are Collectively referred to as the “Parent Fee”); and (e) on the date hereof PWM and 2019B Cayman are entering into that certain share purchase agreement dated as of the date hereof (the “2019B Cayman SPA”), pursuant to which PWM will sell 910,167 Ordinary Shares held by it (such 910,167 Ordinary Shares are collectively referred to as the “Proposed Sale Shares,” and the Ordinary Shares actually acquired by 2019B Cayman under the 2019B Cayman SPA are collectively referred to as the “Sale Shares”) to 2019B Cayman. In consideration of the foregoing and as a condition and inducement to (1) the willingness of each of PWM and 2019B Cayman to enter into the 2019B Cayman SPA, and (2) CITIC’s willingness to enter into the Limited Guarantees, the Parties are entering into this Letter Agreement concurrently with the execution and delivery of the 2019B Cayman SPA. Unless otherwise defined herein (including Schedule A hereto), capitalized terms used herein shall have the meanings assigned to them in the 2019B Cayman SPA.

1.            Rollover of Proposed Sale Shares. PWM hereby absolutely and irrevocably agrees and undertakes to 2019B Cayman that, from the date hereof until the earliest of (i) the closing of the transactions contemplated in the 2019B Cayman SPA (the “2019B Cayman SPA Closing”), (ii) the valid termination of the 2019B Cayman SPA in accordance with its terms, (iii) the closing of the Take Private Transaction pursuant to the Merger Agreement (the “Merger Closing”), and (iv) the execution of the Merger Agreement (including any amendment or supplement thereto and/or any restatement thereof) which provides that the cash consideration payable for each Ordinary Share (other than the Excluded Shares and Dissenting Shares (each as defined in Schedule A hereto)) is less than US$120, it shall:

(a)          not, directly or indirectly, contribute, or permit the contribution of, any of the Proposed Sale Shares held by it to Parent or its Affiliates in connection with the Merger Closing, or undertake any similar transaction, whether pursuant to the terms of the Consortium Agreement, in connection with the Take Private Transaction or otherwise; and

(b)          take all actions necessary (including entering into such agreements with members of the Consortium or obtaining such consents or waivers under the Consortium Agreement) to modify, amend or terminate its contribution obligations with respect to the Proposed Sale Shares to give full effect to Section 1(a) above.

2.           Merger Closing. PWM hereby further absolutely and irrevocably agrees, undertakes and acknowledges that in the event that the 2019B Cayman SPA Closing shall have not occurred on or before the Merger Closing, each and all of the Proposed Sale Shares shall be cancelled and converted into the right to receive the applicable cash payment pursuant to the terms of the Merger Agreement; provided that, subject to Section 7, this Section 2 shall automatically terminate upon the earlier of (i) the valid termination of the 2019B Cayman SPA in accordance with its terms and (ii) the execution of the Merger Agreement (including any amendment or supplement thereto and/or any restatement thereof) which provides that the cash consideration payable for each Ordinary Share (other than the Excluded Shares and Dissenting Shares) is less than US$120.

3.           Consortium Expenses.

(a)          PWM Consortium Fees. The Parties hereby acknowledge and agree that, notwithstanding anything to the contrary in the Consortium Agreement and subject to Section 3(c) and Section 4(c) below:

(i)               PWM shall bear the PWM Consortium Fees Percentage (as defined in Schedule A hereto) of all Consortium Expenses; provided that if the 2019B Cayman SPA Closing occurs, PWM shall bear the PWM Consortium Fees Percentage of all Consortium Expenses that have been incurred and accrued prior to the 2019B Cayman SPA Closing (such Consortium Expenses that PWM shall bear pursuant to the foregoing of this Section 3(a)(i) are collectively referred to as the “PWM Consortium Fees”); and

(ii)              to the extent CITIC has paid any part of the PWM Consortium Fees following the date hereof, 2019B Cayman shall promptly deliver to PWM a written notice (the “PWM Consortium Fees Notice”) which shall specify in reasonable detail the amount and nature of the PWM Consortium Fees actually paid by CITIC together with a copy of reasonable written proof of such payment. Upon receipt of the PWM Consortium Fees Notice delivered pursuant to the preceding sentence, PWM shall promptly (and in any event within ten (10) Business Days) pay or cause to be paid to 2019B Cayman an amount equal to the PWM Consortium Fees actually paid by CITIC, by wire transfer of immediately available funds in U.S. dollars to a bank account designated by 2019B Cayman in the PWM Consortium Fees Notice.

(b)          2019B Cayman Consortium Fees. The Parties hereby acknowledge and agree that, notwithstanding anything in the Consortium Agreement to the contrary, PWM shall not be responsible for such portion (as determined on a pro rata basis pursuant to the terms of the Consortium Agreement and solely in respect of the Sale Shares) of all Consortium Expenses incurred after the 2019B Cayman SPA Closing.

(c)          Notwithstanding Section 3(a) above, the Parties hereby acknowledge and agree that if the Take Private Transaction is consummated by the Consortium, 2019B Cayman shall use its commercially reasonable efforts to cause the Issuer to reimburse (or cause to be reimbursed) PWM for the PWM Consortium Fees actually paid by PWM pursuant to Section 3(a) above promptly after the Merger Closing by wire transfer of immediately available funds in U.S. dollars to a bank account designated by PWM in writing.

4.           Parent Fee.

(a)          The Parties hereby acknowledge and agree that, notwithstanding anything in the Consortium Agreement to the contrary and subject to Section 4(b), if (x) the 2019B Cayman SPA is terminated pursuant to its terms (except where such termination is caused by a breach by 2019B Cayman of the terms thereof), and (y) CITIC has paid or become liable to pay any amount to the Issuer with respect to the Parent Fee pursuant to the terms of the Limited Guarantees (such amount, the “Applicable Fee”), PWM shall pay to 2019B Cayman the amount of the PWM Parent Fee (as defined in Schedule A hereto), which payment shall be made pursuant to the following:

(i)              2019B Cayman shall promptly following the later of the occurrence of events described in the foregoing sub-sections (x) and (y), deliver to PWM a written notice (the “PWM Parent Fee Notice”), which shall specify in reasonable detail, the amount and nature of the Applicable Fee paid and payable by CITIC, together with the due date (the “Due Date”) with respect to any amount payable by CITIC and, with respect to the Applicable Fee already paid by CITIC, a copy of reasonable written proof thereof; and

(ii)             PWM shall, within ten (10) Business Days after receipt of the PWM Parent Fee Notice, but in any event prior to the Due Date specified in the PWM Parent Fee Notice, if any, pay to 2019B Cayman the PWM Parent Fee by wire transfer of immediately available funds in U.S. dollars to a bank account designated by 2019B Cayman in writing in the PWM Parent Fee Notice.

(b)          Notwithstanding Section 4(a) above, to the extent CITIC actually recovers and receives all or any part of the Applicable Fee from any member of the Consortium or their Affiliates pursuant to the Consortium Agreement or any other agreement among members of the Consortium (such amount of the Applicable Fee that CITIC has actually recovered and received is referred to as the “Recovered Fee”), (i) the payment that 2019B Cayman is entitled to pursuant to Section 4(a) shall be reduced by an amount equal to the product of (x) the PWM Parent Fee Percentage (as defined in Schedule A hereto) and (y) the sum of (A) the Recovered Fee less (B) any reasonable costs and expenses incurred by CITIC in obtaining the Recovered Fee (the sum of the foregoing sub-sections (A) and (B) is referred to as the “Recovered Sum”); and (ii) if CITIC receives the Recovered Fee after PWM’s payment of the PWM Parent Fee pursuant to Section 4(a), 2019B Cayman shall refund (or cause to be refunded) to PWM an amount equal to the product of the PWM Parent Fee Percentage and the Recovered Sum, promptly (and in any event within ten (10) Business Days) following the date on which CITIC has received the Recovered Fee, by wire transfer of immediately available funds in U.S. dollars to a bank account designated by PWM in writing.

(c)          For the avoidance of doubt, if there is any overlap between the PWM Consortium Fees and the PWM Parent Fee, Section 4 shall apply to the overlapped amount and PWM shall have no obligation to pay or cause to be paid such overlapped amount pursuant to Section 3(a).

5.           Conditions. Notwithstanding anything to the contrary in this Letter Agreement, PWM’s performance of its obligations under this Letter Agreement (except for its obligations under Sections 5, 6, 7 and 8 of this Letter Agreement) shall be subject to and contingent upon the approval by the shareholders of PWM at an extraordinary general meeting of PWM (the “PWM EGM”) convened pursuant to the articles of association of PWM and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”); provided that unless otherwise disallowed by The Stock Exchange of Hong Kong Limited pursuant to the Listing Rules, PWM shall submit this Letter Agreement and the transactions contemplated hereby for approval by the shareholders of PWM along with the 2019B Cayman SPA as one resolution at the same PWM EGM.

6.           Representations and Warranties. Each Party hereby represents and warrants, on behalf of such Party only, to the other Party the following:

(a)          (i) Such Party has the requisite corporate power and authority to execute and deliver this Letter Agreement and to perform its obligations hereunder; (ii) all corporate action on the part of such Party and its officers, directors and shareholders necessary for the authorization, execution and delivery of this Letter Agreement and the performance of all of its obligations hereunder have been taken (except that when such Party is PWM, its performance of its obligations under this Letter Agreement shall be subject to and contingent upon the approval by the shareholders of PWM at the PWM EGM); and (iii) this Letter Agreement has been duly and validly executed and delivered by such Party and (assuming the due execution and delivery thereof by each other Party) constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms.

(b)          The execution and delivery of this Letter Agreement and the consummation of the transactions contemplated herein and compliance by such Party with its obligations hereunder do not and will not, whether with or without the giving of notice or passage of time or both, (i) conflict with or constitute a breach of, or default under, require any consent or other action by any person under, give rise to any right of termination, cancellation or acceleration of any right or obligation of any person or to a loss of any benefit to which such Party is entitled, or result in the creation or imposition of any tax, Lien, limitation or restriction upon any property or assets of such Party pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, license, lease or other agreement or instrument to which such Party is a party or by which such Party is bound, or to which any of the property or assets of such Party is subject, or (ii) result in any violation of the provisions of Organizational Documents of such Party or any applicable treaty, law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over such Party or any of its properties; provided that when such Party is PWM, its performance of its obligations under this Letter Agreement shall be subject to and contingent upon the approval by the shareholders of PWM at the PWM EGM.

(c)          Other than any filings that may be required pursuant to applicable securities laws, no filing with, or consent, approval, authorization, order, registration, qualification or decree of, or any other action by or in respect of, any court or governmental authority or agency, domestic or foreign, is necessary or required for the entry into of this Letter Agreement by such Party or the performance by such Party of its obligations hereunder; except that when such Party is PWM, its performance of its obligations under this Letter Agreement shall also remain subject to and contingent upon the approval by the shareholders of PWM at the PWM EGM.

7.           Most Favored Nation.

(a)          On or about the date hereof, PWM has entered into (or is entering into) a share purchase agreement (each an “Other SPA”) with Biomedical Treasure Limited and Biomedical Future Limited (each an “Other Purchaser”), respectively, pursuant to which, among other things, PWM agrees to sell to such Other Purchaser, and such Other Purchaser agrees to purchase from PWM, all of PWM’s right, title and interest in and pertaining to such number of Ordinary Shares as set forth in the applicable Other SPA (collectively, the “Other Sale Shares”). In connection with the entry into the respective Other SPAs, PWM and each of the Other Purchasers and their respective Affiliates have entered into (or are entering into) a letter agreement (each an “Other Letter Agreement;” and the Other Letter Agreements and the Other SPAs are collectively referred to as the “Other Agreements”). PWM represents that a true and complete copy of the execution version of each Other Agreement has been provided to 2019B Cayman on or before the date hereof.

(b)          From the execution of this Letter Agreement until the earlier of (i) the 2019B Cayman SPA Closing and (ii) the valid termination of the 2019B Cayman SPA, PWM shall not enter into any agreement or undertaking (including any supplemental or amendment agreement with respect to the Other SPAs with any of the Other Purchasers or their respective Affiliates (collectively, the “Other Purchaser Parties”)) (each of such agreement or undertaking is referred to as an “Additional Agreement”) that has the effect of providing more favorable terms to such Other Purchaser Party with respect to its purchase of the applicable Other Sale Shares in respect of the per share price, representations and warranties, closing conditions, payment terms, termination rights, sharing of Consortium Expenses (to the extent not based upon the PWM Consortium Fees Percentage as applied mutatis mutandis with respect to the applicable Other Sale Shares) and other material aspects of such transaction than the terms provided to 2019B Cayman with respect to the purchase of the Proposed Sale Shares under the 2019B Cayman SPA and this Letter Agreement unless, in any case, (x) 2019B Cayman has consented to such Additional Agreement in writing or is otherwise a party to such Additional Agreement, or (y) such more favorable terms have been provided to 2019B Cayman and apply to the purchase of the Proposed Sale Shares. Without limiting the generality of the foregoing, in the event the long stop date referred to in the termination provision in any Other SPA is extended by PWM and the relevant Other Purchaser, and 2019B Cayman shall have not committed any material breach of the 2019B Cayman SPA as of such extension, the long stop date referred to in Section 6.2(a)(ii) of the 2019B Cayman SPA shall be equally extended.

8.           Miscellaneous.

(a)          Each Party agrees to, and shall cause its Affiliates and its and such Affiliates respective directors, partners, members, officers, employees, agents, representatives, general or limited partners, financing sources and third party professional advisors (including financial and legal advisors) with access to the Confidential Information (each a “Representative” of such Party) to, (i) treat and hold as confidential (and not disclose or provide access to any other Person to), and not make, or cause to be made, any press release or public announcement or disclosure of, the existence, terms and subject matters of this Letter Agreement (“Confidential Information”), (ii) in the event that any Party or any of its Representatives becomes legally compelled or is otherwise required by the rules and regulations of any securities exchange or governmental authority of competent jurisdiction over such Party or such Party’s Representative to disclose any Confidential Information, provide the other Party with a reasonable opportunity to comment on the form and terms of such disclosure to the extent reasonably practicable; provided, however, that (x) this clause shall not apply to any information that, at the time of disclosure, is in the public domain and was not disclosed in breach of this clause by any Party or its Representatives; and (y) 2019B Cayman hereby acknowledges and agrees that PWM shall be permitted to provide the copy of execution version of the 2019B Cayman SPA and this Letter Agreement to each of the Other Purchaser for the purposes of PWM’s performance of its obligations under Section 7 (Most Favored Nation) of each Other Letter Agreement.

(b)         This Letter Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns. Nothing in this Letter Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a Party to this Letter Agreement. No assignment of this Letter Agreement or of any rights or obligations hereunder may be made by any Party hereto (by operation of law or otherwise) without the prior written consent of each other Party and any attempted assignment without such required consents shall be void.

(c)          The Parties are independent and nothing in this Letter Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venture of the other Party.

(d)          This Letter Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of Hong Kong (without giving effect to any choice of law principles thereof that would cause the application of the laws of another jurisdiction).

(e)         Any dispute, controversy, difference or claim arising out of or relating to this Letter Agreement (including the existence, interpretation, performance, breach, termination, or validity thereof or any dispute regarding pre-contractual, contractual or non-contractual obligations arising out of or relating to it) (each, a “Dispute”) shall be resolved through consultation between the parties. If no resolution is reached within thirty (30) days from the date of notification by party to the other party of the Dispute, then such Dispute shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with its Arbitration Rules (the “HKIAC Rules”) in force when the notice of arbitration is submitted. The seat of the arbitration shall be Hong Kong. The arbitral tribunal shall consist of three (3) arbitrators to be appointed in accordance with the HKIAC Rules. The arbitration proceedings shall be conducted, and all written decisions or correspondence shall be, in English. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum. Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 8(e), any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in the HKIAC Rules. Such application shall also be governed by, and construed in accordance with, the laws of Hong Kong.

(f)          The provisions of Sections 6.5, 6.6, 6.9(c), 6.12 and 6.13 of the 2019B Cayman SPA shall apply mutatis mutandis to this Letter Agreement, as if all references to the “Agreement” thereunder are reference to this Letter Agreement and all reference to “Parties” thereunder are reference to the Parties hereto.

(g)         All notices and other communications under this Letter Agreement shall be in writing and shall be deemed given (and received by the addressee) (i) when delivered personally or (ii) if delivered by international courier, two Business Days after its delivery to such courier, or (iii) if delivered by electronic mail, on the day it is sent, if it is sent prior to 4:00pm local time on a Business Day in the place in or to which it is delivered, or otherwise on the next Business Day, in each case to the Parties at the following addresses (or to such other address as a Party may have specified by notice given to the other Party pursuant to this provision):

If to 2019B Cayman, to:

Address: 28/F CITIC Tower, 1 Tim Mei Ave, Central, Hong Kong

Attention: Karen Chiu

E-mail: karenchiu@citiccapital.com

With a copy to (which shall not constitute notice):

Latham & Watkins LLP

18th Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

Attention: Frank Sun

If to PWM, to:

PW Medtech Group Limited

Level 54, Hopewell Centre

183 Queen’s Road East

Hong Kong

Attention: George Chen

With a copy to (which shall not constitute notice):

PW Medtech Group Limited

Building 1, No. 23 Panlong West Road

Pinggu District, Beijing

PRC 101204

Attention: George Chen

Wilson Sonsini Goodrich & Rosati

Suite 1509, 15/F, Jardine House

1 Connaught Place, Central

Hong Kong

Attention: Weiheng Chen

(h)          This Letter Agreement and the 2019B Cayman SPA constitute the entire understanding and agreement of the parties with respect to the subject matter hereof and thereof and supersedes any previous understanding or agreement between the parties with regard to the subjects hereof and thereof. This Letter Agreement can be amended, supplemented or changed, and any provision hereof can be waived, in each case only by written instrument making specific reference to this Letter Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought. To the extent any terms of this Letter Agreement conflict with the terms of the 2019B Cayman SPA, the terms of this Letter Agreement shall prevail.

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In witness whereof this letter has been duly executed and delivered as a deed on the date first above written.

SIGNED, SEALED AND DELIVERED	)
as a DEED by	)
as the authorized signatory for and on behalf	)	/s/ Yue’e Zhang
of	)	Name: Yue’e Zhang
PW MEDTECH GROUP LIMITED	)	Title: Director
in the presence of:

/s/ Yang Tiantian
Signature of Witness
Name: Yang Tiantian

[Signature Pages to PWM Side Agreement]

In witness whereof this letter has been duly executed and delivered as a deed on the date first above written.

SIGNED, SEALED AND DELIVERED	)
as a DEED by	)
as the authorized signatory for and on behalf	)	/s/ Rikizo Matsukawa
of	)	Name: Rikizo Matsukawa
2019B CAYMAN LIMITED	)	Title: Director
in the presence of:

/s/ KEIKO SATO
Signature of Witness
Name: KEIKO SATO

[Signature Pages to PWM Side Agreement]

Schedule A

SCHEDULE A